Bow Wow Labs

LETTER

Dear investors,

The best way for investors to help is to spread the word to their friends and families about out great products that keep dogs healthy, happy and safe. We really appreciate all of our investors continued support. Spread the Word!! We can also really use introductions to independent pet retailers all over the country. Lastly, it is critically important that we get as many 5 star reviews on Google and Amazon as possible. Thank you.

We need your help!

The best way for investors to help is to spread the word to their friends and families about out great products that keep dogs healthy, happy and safe. We really appreciate all of our investors continued support. Spread the Word!! We can also really use introductions to independent pet retailers all over the country. Lastly, it is critically important that we get as many 5 star reviews on Google and Amazon as possible. Thank you.

Sincerely,

Michael D London

CEO

CEO

Johnna Devereaux

Vice President

Phil Cooper

Director

Josh Lister

Board member

How did we do this year?

REPORT CARD

A-

☺ The Good

- new products launched
- new channels launched
- higher sales

☹ The Bad

- nothing
- nothing

Nothing

2023 At a Glance

January 1 to December 31


$$$$

$6,013,347 +18%
Revenue



-$1,223,084
Net Loss


IOU!

$2,305,410 +215%
Short Term Debt



$571,881
Raised in 2023



$450,000
Cash on Hand
As of 01/12/24

INCOME BALANCE NARRATIVE


Revenues
Profit
$5,115,333
-$340,260
$6,013,347
-$1,223,084
2022
2023

Net Margin: -20%   Gross Margin: 51%   Return on Assets: -45%   Earnings per Share: -$0.02

Revenue per Employee: $1,002,225   Cash to Assets: 4%   Revenue to Receivables: 2,265

Debt Ratio: 227%

2021.12.31_FINAL_FS_BWL_2022.11.07_v2.pdf

22.12.31_FINAL_FS_BWL.pdf

Bow_Wow_Labs__Inc_Financial_Report.docx.pdf

We ❤ Our 182 Investors

Thank You For Believing In Us

Jeff Bubolz
William Rolland
Emelie LANTIMO
Raquel Kinsey

Daniel DeAngelis
Jody Williams
Darlene Hobie
Angie Jones

Hatem Rowaihy
Sarah Prelesnik
Amrik S Mann
Linda Goodman

Stephen Mayer
Lakeith Lee
Luis Ramos
Jason Keck

Jerry F. Parker
Devin C. Hughes
Td TYLER
Alison HOFFMAN

Lauri Blaine
Carolyn J Hughes
Gabe Toth
Kevin Bubolz

Amaroq Weiss	Richard L Camp	Stacey Caputi Liakos	Dominic Martinelli	Lewis Benavides	Genna Aikens
Tim Callaghan	Casey White	Evan Brannigan	Nicole Orlosky	Jennifer Caputi	Lynn Ehrenberg
Kristin Mackenzie	Building Bonds	Bill Blackburn	Dean Duet	Jill Lunceford	Jandjr Happy
Tara Leone	U Schmidt	Christine Pfleckl	Michael Quiocho	Alyssia Castillo	Donato Negrini
Juliann Murphy	Corey Smith	Heather Cook	Michael Piccinino	Darryl McCall	Ronald Rothstein
Bill Robinson	Raven Morris	Edward H	Nancy B	Samip Mehta	David Miller
Sam Joehl	Jessica HITCH	Christina Seeber	Russell Dowe	John R Kiel	Salvador Morales
Adam Gomes	Devan Mutch	Christina Martin	Kimberly Davis	Laura Silverman	Debbie Ochsner
Lisa Forsythe	Amanda Ashton-Sager	Dawn Barefoot	John Scott Jr	Beth Staley	Sherri Vanhuss
Debbie Campbell	Maureen McGrath	Anthony Kosinski	Debbie L Dodge	Brian O'Neil	Johnna Devereaux
Erin Terjesen	Elliott Nethero	Sherri Pfau	Minerva D Osgood	Wanda Bagent	Simone G Hernandez
David O'Neil	Angela Faeth	Mark O'Neil	Arwen Masteller	Deborah Crawford	Denise Keen
Jeanette Buttram	James Dugan Rodisch	Lisa Lang	John Harris	Sandee Macht	Alex Kelso
Serge Decorte	Darrell Waite	Mark Douglas Stover	Wendy Toombs	Richard Ruggeri	Seitu S
Geogy Philip	Mark Holmes Jr	Amelia Fass	Danny Lindley	Marianna Oyervides	Nolan Neill
Clara Mat Montas...	Nattie Nickerson	Rachel Koeper	Laurren Darr	David Bradford...	Mitko Bojcev
Joseph Gilk	Debbie Raskas	Cyndi Delatour	Janet Zachary	Shellie L Souza	Carolyn Herman
Chad Parkhurst	Norma Jean Peterson	Rachel Grodsky	Paul Russo	Kim Lanier	Anthony Gabino
David Campbell	Hannah Alexandra...	Andrew Tan	Deborah Dillman	Spencer Sohmer	Onico Williams
Joseph DiMasso	Rebecca Boggs	Eric M Medina	Andrew Martinez	Chris Morgan...	Wanda Rains
Janet R. Cesarini	Jona LITTLE	Jonathan Hacker	Sarah Suzuki	Michael Plath	Darrell Littrell

Thank You!

From the Bow Wow Labs Team



Michael D London

CEO

I've spent my career taking great ideas, building great teams and growing great companies. Bow Wow Labs's mission is to create innovative products that truly keep...



Brian O'Neil

COO

I have spent my career building brands like Function of Beauty, Coty, & Harry's. For 40 years, my passion for leading teams...



James Navin

CFO

Consulting CFO.



Johnna Devereaux, CPN

Chief Nutrition Officer | VP of Marketing

As a Clinical Pet Nutritionist, I've helped pets achieve their individual highest level of health. I'm thrilled to utilize my...



Brad Allen

VP of Product Development & Innovation

As former Greenies COO with 20+ years of pet industry leadership, I feel great joy creating products that dogs...



Phil Cooper

VP of Business Development

For over 50 years, I've had the pleasure of working with and building some of the pet industry's largest companies. I...



Stephen Mayer

Board Member

Stephen is a serial entrepreneur, having started over 20 companies in accounting, wealth management, hospitalit...





Harvey L. Poppel

Board Member

Harvey is a highly successful public/private investor. He did 80 M&A deals as Broadview Associates' managing director....

Details

The Board of Directors

Director	Occupation	Joined
Harvey Poppel	Investments @ self	2022
Steve D Mayer	Certified Public Accountant @ SD Mayer & Associates	2022
Michael D. London	corporate executive @ FORB Ventures	2017

Officers

Officer	Title	Joined
Brad Allen	Vice President	2020
Michael D. London	CEO	2017
Brian O'Neil	COO	2022
Josh Lister	Vice President	2023
Johnna Devereaux	Vice President	2020
Phil Cooper	Vice President	2018

Voting Power

Holder	Securities Held	Voting Power
FORBventures, LLC (Michael London, Managing Member)	22,500,000 common stock	37.2%

Past Equity Fundraises

Date	Amount	Security	Exemption
02/2017	$100,000		Section 4(a)(2)
05/2018	$125,000		Regulation D, Rule 506(b)
11/2018	$250,000		Regulation D, Rule 506(b)
02/2019	$250,000		Regulation D, Rule 506(b)
06/2019	$250,000		Regulation D, Rule 506(b)
09/2019	$250,000		Regulation D, Rule 506(b)
09/2019	$250,000		Regulation D, Rule 506(b)
05/2020	$140,165		Section 4(a)(2)
10/2020	$225,000		Section 4(a)(2)
10/2020	$200,000		Section 4(a)(2)
11/2020	$200,000		Section 4(a)(2)
02/2021	$562,500		Section 4(a)(2)
04/2021	$250,000		Regulation D, Rule 506(b)
04/2021	$250,000		Regulation D, Rule 506(b)
05/2021	$250,000		Regulation D, Rule 506(b)
05/2021	$250,000		Regulation D, Rule 506(b)
05/2021	$250,000		Regulation D, Rule 506(b)
10/2021	$20,000		Regulation D, Rule 506(b)
10/2021	$20,000		Regulation D, Rule 506(b)
10/2021	$20,000		Regulation D, Rule 506(b)
11/2021	$10,000		Regulation D, Rule 506(b)
11/2021	$10,000		Regulation D, Rule 506(b)
11/2021	$10,000		Regulation D, Rule 506(b)
11/2021	$10,000		Regulation D, Rule 506(b)
11/2021	$10,000		Regulation D, Rule 506(b)
01/2022	$10,000		Regulation D, Rule 506(b)
01/2022	$10,000		Regulation D, Rule 506(b)
01/2022	$10,000		Regulation D, Rule 506(b)
05/2022	$500,000		Section 4(a)(2)
10/2022	$50,000		Regulation D, Rule 506(c)
11/2022	$425,000	Common Stock	Regulation D, Rule 506(b)
01/2023	$35,070		Regulation D, Rule 506(c)
05/2023	$536,811		4(a)(6)
01/2024	$1,000,000	Common Stock	Section 4(a)(2)

The use of proceeds is to fund general operations.

Convertible Note Outstanding

Issued	Amount	Interest	Discount	Valuation Cap	Maturity
05/26/2018	$125,000	10.0%	20.0%	None	12/31/2025
11/27/2018	$250,000	10.0%	20.0%	None	12/31/2025
02/18/2019	$250,000	10.0%	20.0%	None	12/31/2025

06/26/2019	$250,000	10.0%	20.0%	None	12/31/2025
09/03/2019	$250,000	10.0%	20.0%	None	12/31/2025
09/10/2019	$250,000	10.0%	20.0%	None	12/31/2025
04/01/2021	$250,000	10.0%	20.0%	None	12/31/2025
04/12/2021	$250,000	10.0%	20.0%	None	12/31/2025
05/12/2021	$250,000	10.0%	20.0%	None	12/31/2025
05/20/2021	$250,000	10.0%	20.0%	None	12/31/2025
05/28/2021	$250,000	10.0%	20.0%	None	12/31/2025
10/14/2021	$20,000	10.0%	80.0%	None	12/31/2025
10/14/2021	$20,000	10.0%	80.0%	None	12/31/2025
10/15/2021	$20,000	10.0%	80.0%	None	12/31/2025
11/10/2021	$10,000	10.0%	80.0%	None	12/31/2025
11/12/2021	$10,000	10.0%	80.0%	None	12/31/2025
11/15/2021	$10,000	10.0%	80.0%	None	12/31/2025
11/15/2021	$10,000	10.0%	80.0%	None	12/31/2025
11/16/2021	$10,000	10.0%	80.0%	None	12/31/2025
01/07/2022	$10,000	10.0%	80.0%	None	12/31/2025
01/10/2022	$10,000	10.0%	80.0%	None	12/31/2025
01/11/2022	$10,000	10.0%	80.0%	None	12/31/2025
10/07/2022	$50,000	10.0%	0.0%	None	12/31/2025
01/01/2023	$35,070	10.0%	0.0%	None	12/31/2025

Outstanding Debts

Lender	Issued	Amount	Oustanding	Interest	Maturity	Current?
Heritage Bank of Commerce	02/06/2017	$100,000	$100,000	9.0%	01/25/2022	Yes
Small Business Administration	05/06/2020	$140,165	$0	0.1%	06/30/2021	
Wayflyer	10/05/2020	$225,000	$0	7.4%	06/30/2022	
Wayflyer	10/23/2020	$200,000	$0	12.5%	06/30/2022	
Wayflyer	11/25/2020	$200,000	$0	12.5%	06/30/2022	
Wayflyer	02/28/2021	$562,500	$0	12.5%	06/30/2022	
Heritage Bank of Commerce	05/19/2022	$500,000	$220,000	9.25%	12/31/2025	Yes

Related Party Transactions

None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights

Common	100,000,000	54,002,488	Yes

Warrants:	1
Options:	8,000,000

Form C Risks:

Volatile Input Costs: A great portion of the Company's products are natural products and as such are subject to price fluctuations due changes in supply and demand, natural disasters, and other constraints. Changes in commodity prices and potential inability to pass such increases on to our customers may have an adverse effect on our results of operations and financial condition.

International Supply Chain: Our primary product, the Bow Wow Buddy, is currently manufactured in China. Some secondary products come from outside the US. Tertiary products are natural products from animal sources, often from sources outside the United States. As such, international tensions could disrupt supply of products available for sale.

Location-Dependent: The Company's principal warehouse and fulfillment facility is located in California exposing the Company to location and concentration risks.

Speculative Investment / High Risk: An investment in the Company's common stock is speculative and involves a high degree of risk. There can be no guarantee that investors will realize a return on an investment in Company, or that investors will not lose their entire investment.

Early-Stage Business: The Company is an early-stage business with a short operating history. The Company's prospects must be considered in light of the risks, problems, uncertainties, delays and expenses encountered by any business in its development stage, some of which are beyond the Company's control. The Company's failure to successfully address these risks and uncertainties could have a material adverse effect on the Company's financial conditions and results of operations. Some of these risks and uncertainties include the Company's ability to: (i) attract and maintain a larger base of customers; (ii) deliver products profitably and at an acceptable price; (iii) respond effectively to competitive developments; and (iv) build infrastructure, including the hiring of management and staff, and conducting research and development to properly support the Company's current and future business plans.

Johnna Devereaux, Dean Letcher, Brad Allen and Phil Cooper are part-time officers. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Arbitrary Offering Price: The offering price of our stock is arbitrary. The offering price does not necessarily bear any relation to the market or book value of the assets or prospects of the Company, the valuation of other companies in its industry or any other accepted criterion of value.

Stiff Competition: The Company faces stiff competition from direct and indirect competitors, including manufacturers of pet products and from new entrants into the marketplace. Competition may intensify in the future. Many of the Company's competitors and potential competitors have substantially greater financial, technical, and marketing resources; more

capital; more experience; greater market penetration; better sales and distribution channels; larger customer bases; longer operating histories; greater name recognition; and more established business relationships than the Company. Moreover, in the course of exploring strategic alternatives for the Company, we have made disclosures of our confidential and proprietary information relating to our business plans to a limited number of competitors and other participants in the industry. Although these disclosures have been made subject to nondisclosure agreements and other typical safeguards, there can be no assurance that the recipients of this information will not attempt to use it to further their own interests to the detriment of the Company. Certain of these competitors may be able to develop and market competitive products, devote greater resources to the marketing and sale of their products, move more quickly to introduce new products and services, and adopt more aggressive pricing policies than can the Company. The Company's inability to successfully compete against these or any of our other competitors will have a material adverse effect on our business, results of operations and financial condition.

Dependence on Small Team: The Company's primary business model is to keep overhead low by having a small internal team with high level experienced full and part time people and to outsource all key areas of the business such as design, manufacturing, fulfillment and e-commerce. The loss of any senior members of the management team or failure by any of the third parties to perform for any reason could seriously put the Company at risk to be unable to perform necessary business functions.

Dependence on Key Personnel: The Company's future success is highly dependent on the talented, experienced team of full-time and part-time members and the loss of some of those people could materially impact the Company's outcome. Johnna Devereaux, Dean Letcher, Brad Allen and Phil Cooper are part-time officers. As such, it is likely that the Company will not make the same progress as it would if that were not the case.

Marketing and Distribution Efforts: The Company's success is dependent upon its marketing and distribution efforts. We have historically leveraged online resources, especially social media, for marketing, but we lack the financial resources to undertake extensive marketing activities like some of our larger competitors.

Online Sales Channel: Primary sales channel is online direct to customers/consumers. Any disruption to Company website or internet service may negatively impact sales. Social media-generated interest in our products may be short-lived, and social media may leave to rapid changes in market perception of our products, whether positive or negative.

Transfer Restrictions / Illiquid Securities: There are substantial restrictions on transferability of our stock. Moreover, our stock is illiquid and there is currently, and there may never be, a market for resale of our stock.

Need for Additional Capital: The Company has an aggressive growth strategy that will require additional rounds of funding in the future to achieve its stated goals and any inability to raise the capital it requires could put the Company at risk to be unable to continue.

No SEC Review: Because our stock is being offered and sold in a non-public offering that is not required to be registered under federal or state securities laws, investors will not have the benefit of review by the Securities and Exchange Commission (SEC) or by any state securities commissioner.

No Representation by Company Counsel: Legal counsel to the Company represents the Company only and is not counsel to any investor. Legal counsel to the Company has not and will not be engaged to protect the interests of prospective investors and should not be viewed as representing any prospective investor in the common stock. Prospective investors should consult with and rely upon their own counsel concerning an investment in the Company and any other matters related thereto, including tax consequences resulting from an investment in the Company. However, if an investor has chosen not to seek legal advice, then he or she will not have been represented by any counsel in connection herewith.

Indebtedness: The Company has a substantial amount of indebtedness. The Company considers its relationships with its lenders to be good, and the maturity date of the Company's convertible notes has been extended to December 31, 2025, but there can be no assurance that the Company will have adequate capital to repay its indebtedness when due. If the Company is unable to repay its indebtedness, its creditors, and not its stockholders, will have first priority to its assets.

Uncertain Prospects for Future Financings. The Company may never receive future equity financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering (IPO). If no liquidity event occurs, investors could be left holding their stock in perpetuity.

Risk of Infringement of Third Parties' IP: Third parties may allege that the Company is infringing upon their intellectual property. Third parties may claim that the Company infringes upon their intellectual property rights and the Company may become a party to time-consuming and expensive litigation or settlements. If others claim, or the Company otherwise discovers, that the Company's products infringe or may potentially infringe upon their intellectual property rights, the Company may be forced to reengineer its products, seek expensive licenses, engage in expensive and time-consuming litigation, or stop marketing its products. Any reengineering effort may not be successful and the Company cannot be certain as to whether such licenses would be available. Even if such licenses were available, the Company cannot be certain that any licenses would be offered to the Company on commercially reasonable terms.

Risk of Infringement of Company IP: Third parties may infringe upon the Company's intellectual property. While the Company generally requires employees, independent contractors, and consultants to execute confidentiality agreements, the Company's intellectual property or proprietary rights could be infringed or misappropriated, which could result in expensive and protracted litigation. The Company relies on a combination of patent, trademark, copyright, and trade secret rights to protect its interests. Despite the Company's efforts to protect its intellectual property and proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use its products or technology. Effectively policing the unauthorized use of the Company's intellectual property is time-consuming and costly, and there can be no assurance that the steps taken by the Company will prevent misappropriation of its intellectual property, particularly in foreign countries where in many instances the local laws or legal systems do not offer the same level of protection as in the United States.

Terms of Future Preferred Stock: If we successfully raise capital from venture capital firms or other professional investors in the future, we may issue those professional investors

preferred stock. The terms of such preferred stock are unknown today and would be subject to negotiation with those professional investors. However, investors in this offering, holding common stock should be aware that such preferred stock would very likely carry important preferential rights over our common stock being sold in this offering, such as: (a) a preferred dividend that accrues and is generally payable before any dividends are payable on the common stock; (b) a liquidation preference in most liquidation scenarios that permits the holders of preferred stock to receive a return of their investment (or even a multiple of their investment) before any liquidation proceeds are payable on the common stock; (c) preferential voting rights giving the holders of preferred stock the right to block certain corporate actions -- as well as to vote alongside the voting holders of common stock; and (d) the right to designate one or directors to the Company's board of directors.

No Dividends: The Company does not anticipate paying any dividends for the foreseeable future, and therefore investors should not acquire common stock if they wish to receive dividends. The Company currently intends to retain its future earnings to support operations and to finance expansion and, therefore does not anticipate paying any dividends in the foreseeable future.

Use of Proceeds: The Company may apply the proceeds of sales of stock in management's discretion. Although a substantial portion of the proceeds of the sale of stock are intended to be utilized generally to implement the proposed business plan and growth of the Company, such proceeds are not otherwise being designated for any more specific purposes. Accordingly, investors will be entirely dependent on the judgment of management in connection with the allocation of the funds raised herein. There can be no assurance that determinations ultimately made by management relating to the specific allocation of the net proceeds of the sale of stock will permit the Company to achieve its business objectives.

Potential For Dilution: Investors' percentage ownership of the Company may be diluted by future equity issuances. To the extent the Company sells or otherwise issues additional shares or other equity securities, or securities convertible into equity (such as convertible notes and SAFEs), to raise additional capital or to compensate employees and other persons, the percentage ownership of the Company held by an investor in this offering will be diluted unless, the investor (a) is offered the opportunity to participate, (b) is eligible to participate, (c) elects to participate and (d) pays for additional shares or other equity securities or convertible securities, on terms sufficient to maintain their percentage ownership. Investors have no such participation rights under the Company's governing documents and are unlikely to gain any such rights..

Returns, Warranty Claims, Defects and Recalls: Product exchanges, returns, warranty claims, defects and recalls may adversely affect the Company's business. The Company's products may be subject to requests for product exchanges, returns, warranty claims and recalls. If the Company is unable to maintain control of the quality of its products, the Company will incur costs to replace or recall products, and to service our customers. Any product returns, exchanges, or recalls may have a material adverse effect on the Company's business, operations and profitability, and may result in the loss of customers and goodwill. Defective products, products that fail to meet quality control standards, and products that do not comply with applicable safety and health standards, may reduce the effectiveness of our products, and the Company's customers' satisfaction with our products. Further, such defects may cause harm or death to persons who use such defective products, which could

subject us to liability and potential legal claims, with adverse effects on our reputation, goodwill and operating results.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be

limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the shareholders may change the terms of the Articles of Incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her

Based on the risks described above, the investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

unrelated third party valuations of our common stock;
the price at which we sell other securities, such as convertible debt or preferred Stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
our results of operations, financial position and capital resources;
current business conditions and projections;
the lack of marketability of our common stock;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we

market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Bow Wow Labs, Inc

Delaware Corporation
Organized January 2017
6 employees
2802 Flintrock Trace,
#381
Austin TX 78738 http://www.bowwowlabs.com

Business Description

Refer to the Bow Wow Labs profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Bow Wow Labs is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.